Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

July 29, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Foundation Medicine, Inc.

Draft Registration Statement on Form S-1

Submitted June 24, 2013

CIK No. 0001488613

Dear Mr. Reynolds:

This letter is submitted on behalf of Foundation Medicine, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on June 24, 2013 (the “Draft Registration Statement”), as set forth in your letter dated July 22, 2013 addressed to Michael J. Pellini, M.D., President, Chief Executive Officer and Director of the Company (the “Comment Letter”). The Company is concurrently filing its Registration Statement (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

General

1.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/ drsfilingprocedures101512.htm.

RESPONSE: The Company respectfully advises the Staff that it is addressing the Staff’s comments in its Registration Statement filed concurrently with this letter.

2.	Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

RESPONSE: The Company acknowledges the Staff’s comment. In the event the Company requests confidential treatment of information in the correspondence it submits on EDGAR, it will mark that information in each of its confidential submissions to the Staff.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: The Company advises the Staff that the Company’s slide presentation for its testing-the-waters meetings conducted with potential investors in reliance on Section 5(d) of the Securities Act is being provided supplementally to the Staff on the date hereof.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

In addition, the Company advises the Staff that at this time no broker or dealer that is participating or will participate in the offering has published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. To the extent any broker or dealer that is participating or will participate in the offering publishes or distributes any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act, the Company will supplementally provide the Staff with copies of all such research reports.

4.	We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas not previously commented on.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will update its Registration Statement to include a price range and the material information now appearing blank throughout the Registration Statement. The Company also acknowledges that all such information is subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review the disclosures prior to effectiveness of the Registration Statement.

5.	Prior to the effectiveness of the company’s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance from FINRA.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that it will supplementally inform the Staff whether or not the compensation allowable or payable to the underwriters has received clearance from FINRA.

6.	Prior to effectiveness, please have a NASDAQ Global Market representative call the staff to confirm that your securities have been approved for listing.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that its will arrange to have a NASDAQ Global Market representative call the Staff to confirm that the Company’s securities have been approved for listing prior to effectiveness.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

7.	Please revise where and as appropriate to clarify highly specialized terms, such as epigenetics, methylation, reagents, hotspot panel tests and nucleotides.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on pages 2, 10, 12, 78, 81 and 84 and throughout the Registration Statement to define these and other specialized terms.

Summary, page 1

8.	We note disclosure here, pages 52 and 73 and elsewhere describing your product as the only commercially available comprehensive molecular information product designed for use in the routine care of patients with cancer. With a view to clarifying disclosure, please advise us of the extent to which these statements are subjective. For example, we note that the statements include assessments regarding “the sensitivity and specificity required for routine medical practice.” In addition, they address “quality limits” and “ease of use,” which also involve subjective elements. Your revised disclosure should clarify the nature of and basis for your claim to have no competitors.

RESPONSE: In the response to the Staff’s comment, the Company respectfully advises the Staff that its disclosure describing FoundationOne as the only commercially available comprehensive molecular information product designed for use in the routine care of patients with cancer is based on its knowledge of the molecular information product market, other commercially available molecular diagnostic tests and the robust capabilities of FoundationOne.

In addition, in response to the Staff’s comment, the Company has revised its disclosure on pages 1, 52, 76 and 97 of the Registration Statement to qualify its statements regarding FoundationOne capabilities relative to other molecular information products by its belief.

The Offering, page 5

9.	We note your disclosure that the number of common stock to be outstanding after this offering is based on 16,612,097 shares of your common stock outstanding as of May 31, 2013. Please supplementally provide us with a reconciliation from the 11,795,896 shares of common stock outstanding as of March 31, 2013 to the 16,612,097 shares as of May 31, 2013.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

RESPONSE: In response to the Staff’s comment, the Company has supplementally provided the following reconciliation of the 11,795,896 shares of common stock outstanding as of March 31, 2013 to the 16,612,097 shares outstanding as of May 31, 2013:

Shares of common stock outstanding as of March 31, 2013	11,795,896
Shares of unvested restricted stock issued pursuant to options exercised under early exercise provisions, which options were issued pursuant to the 2010 Stock Incentive Plan	2,724,344
Shares of unvested restricted stock issued pursuant to the 2010 Stock Incentive Plan	442,969
Shares of unvested restricted stock issued outside of the 2010 Stock Incentive Plan	1,646,354
Shares of common stock issued on May 21, 2013	2,534

Shares of common stock outstanding at May 31, 2013	16,612,097

The Company respectfully advises the Staff that at May 31, 2013 it had 16,612,097 shares of common stock issued and legally outstanding, including 4,813,667 shares of common stock that remain subject to repurchase by the Company. The Company reflects the shares that remain subject to vesting as outstanding in its financial statements and related disclosures only as they vest. In response to the Staff’s comment, the Company has revised its disclosure on Page 5 of the Registration Statement to indicate that 4,813,667 of the 16,612,097 shares that are legally outstanding at May 31, 2013 are not yet vested and are subject to repurchase by the Company.

Risk Factors, page 9

10.	We note the numerous references to LDT but that the acronym is not defined until page 102 as “Laboratory Developed Test.” Please revise to clarify early in your prospectus what LDT stands for.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on page 13 of the Registration Statement to define LDT as a laboratory-developed test.

11.	The risk factor is very broad and covers topics addressed in other risk factors. Please revise to minimize repetition.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on page 9 of the Registration Statement to reduce repetition in the first risk factor.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

If commercial third-party payors or government payors fail to provide coverage…, page 22

12.	Please revise in an appropriate place in your prospectus, such as page 53, to clarify the nature and expected timeline for discussions with CMS to receive a “positive national coverage decision” or other necessary approval, as appropriate. For example, it is unclear if you have had or anticipate having any appeals from decisions regarding coverage.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on pages 22, 54 and 98 of the Registration Statement to disclose the Company’s process and timeline for discussions with CMS and its expectations regarding this process.

Use of Proceeds, page 43

13.	Please revise to more specifically discuss the remainder category for your offering proceeds. For instance, it is unclear what uses comprise the “working capital” and capital expenditures” categories.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on page 43 of the Registration Statement to more specifically discuss its intended uses for the remainder category of its offering proceeds.

14.	We note that you retain the discretion to allocate the net proceeds of the offering among the identified uses and further reserve the right to change the allocation of net proceeds among the uses described above. Please note that you may reserve the right to change the use of proceeds provided only that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise accordingly. See Instruction 7 to Item 504 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on page 43 of the Registration Statement to discuss the contingencies that might result in changes to its planned allocation of net proceeds.

Management’s Discussion and Analysis, page 52

15.	We note on page 29 that you occasionally receive letters claiming infringement of certain intellectual property rights from third parties and invitations to take licenses under third-party patents. Please discuss these claims and invitations in terms of a known uncertainty facing your business or advise. See Item 303(a)(3)(ii) of Regulation S-K.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on page 61 of the Registration Statement include a discussion of the uncertainties posed by letters the Company has received from third parties inviting the Company to take licenses under, or alleging that the Company infringes, their patents.

16.	As you appear to have begun receiving revenue on your primary test product in June, 2012, please revise to clarify the nature of the products and services that generated revenues prior to that time.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure throughout the Registration Statement to note that it commenced its formal commercial launch of FoundationOne in June 2012. The Company has further amended its disclosure on page 52 of the Registration Statement to note that the initial sales of FoundationOne that occurred before the formal commercial launch of FoundationOne were to clinical physicians in the Company’s limited network of oncology thought leaders and leading institutions, starting in November 2011, and not part of a broad-based commercial sales effort. Prior to any clinical sales of FoundationOne, the Company generated revenue from the Company’s molecular information platform under relationships with biopharmaceutical customers through arms-length transactions starting in December 2010.

17.	Please revise here or where appropriate to clarify the different impact on your business between submitting claims, which you appear to do currently, and getting “coverage decisions by commercial third party payors and government payors.”

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 53 of the Registration Statement to clarify the different impact between submitting claims and obtaining positive coverage decisions from commercial third-party payors and government payors.

Financial Operations Overview, page 52

Revenue, page 52

18.

We note your risk factor disclosure on page ten in which you state that your ability to achieve commercial market acceptance for FoundationOne is partly dependent upon your ability to obtain agreement by commercial third-party payors and governmental payors to reimburse your products, the scope and amount of which will affect patients’ willingness or ability to pay for your products and likely influence physicians decisions to recommend your products. We further note your disclosure on page 53 that positive reimbursement decisions

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

from commercial third-party payors and government payors, such as Medicare and Medicaid, would increase your overall revenue growth from ordering physicians within the United States. Please expand your overview discussion here to clearly discuss the actual effects on your financial operations for the periods presented resulting from your lack of agreement(s) with certain commercial third-party payors and government payors to reimburse your products, and from patients’ willingness or ability to pay for your products. In this regard, it appears to us that these factors would have had a significant impact on your operations and liquidity for the periods presented and the known uncertainty surrounding your ability to enter into agreements with payors to obtain reimbursement for FoundationOne will continue to impact the Company in the future.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 53 of the Registration Statement to discuss the effects of the Company’s reimbursement status and the relevant factors related to the uncertain collectability of claims submitted for FoundationOne on the Company’s results of operations and expectations regarding future operating results, respectively.

19.	We note your disclosure on page 94 that you believe most patients receiving the FoundationOne test have agreed to the test knowing that they may be responsible for some portion of the cost of the test should their medical insurer deny or limit coverage. Based on your Form S-1 disclosures, it appears that you do not have agreements with certain large commercial third-party payors and government payors to reimburse your products and that the patient may ultimately be responsible for the payment of any non-covered services in certain circumstances. Please advise us of the following:

a.	Quantify for us the amount of unrecorded revenue as of December 31, 2012 and March 31, 2013 that relates to denied or limited coverage and is now due from the patient and being recorded on a cash basis.

b.	To the extent significant, revise to quantify the amount of such unrecorded revenue, discuss your experience to-date with collecting payment from patient’s for any amounts that the medical insurer has denied or limited coverage and describe the resulting impact on your operations and liquidity.

c.	Tell us whether patients are informed of any insurance coverage denials or limits for FoundationOne prior to agreeing to the test, or if such information is not known until Foundation Medicine bills the patient’s insurance company for FoundationOne. To the extent that Medicare patients are treated differently, given that you are not currently billing Medicare patients for your tests and are not currently pursuing reimbursement from Medicare (page 94-95), please advise us of any differences related to such patients.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

RESPONSE: In response to subpart (a) of the Staff’s Comment #19, the Company advises the Staff that unrecorded revenue related to denied or limited insurance coverage that is now due from individual patients was $0.5 million and $0.8 million as of December 31, 2012 and March 31, 2013, respectively. The amount due as of December 31, 2012 related to 104 FoundationOne tests conducted by the Company and represented 15% of its total billed and unpaid tests as of such date. The amount due as of March 31, 2013 relates to 191 FoundationOne tests conducted by the Company and represented 19% of its billed and unpaid tests as of such date.

In response to subpart (b) of the Staff’s Comment #19, the Company respectfully advises the Staff that unrecorded revenue related to amounts payable to the Company by individual patients was not material to the Company’s results of operations or liquidity in the year ended December 31, 2012 or the three months ended March 31, 2013. Furthermore, the Company expects that amounts payable by individual patients will decrease as a percentage of the Company’s revenue over time as it secures coverage decisions for FoundationOne from commercial third-party payors and government payors. Accordingly, the Company respectfully submits to the Staff that additional disclosures in respect thereof will not materially assist a potential investor’s understanding of the Company’s results of operations or liquidity. The Company respectfully advises the Staff that it will continue to monitor the unrecorded revenue related to amounts payable to the Company by individual patients and, should it become material in a future period, the Company will make the disclosures regarding unrecorded revenue.

In response to subpart (c) of the Staff’s Comment #19, the Company respectfully advises the Staff that patients are generally not informed of any specific insurance coverage denials or limits prior to agreeing to the FoundationOne test because the Company does not know whether a claim will be reimbursed or denied until it has billed the insurance company. In addition, as noted on page 98 of the Registration Statement, because the Company does not yet have coverage decisions with commercial third-party payors, it requests that physicians discuss the patient’s responsibility should their policy not cover FoundationOne. As a result, the Company believes that most patients receiving the FoundationOne test have agreed to the test knowing that they may be responsible for some portion of the cost of the test should their medical insurer deny or limit coverage. Furthermore, the Company has revised the disclosure on pages 53 and 98 of the Registration Statement to provide additional information on how the Company addresses Medicare patients.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

Results of Operations, page 55

20.	We note that you qualitatively describe the primary factors that resulted in changes to your revenue and cost of revenue for each comparable period presented. Please revise to also quantify the effect of each listed factor, including separate disclosure of the effect on revenue from tests performed for biopharmaceutical customers and tests performed for ordering physicians.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 53-54 of the Registration Statement to add disclosure quantifying the effect of the primary factors that resulted in changes to the Company’s revenue from tests performed.

Comparison of Years Ended December 31, 2011 and 2012, page 55

Revenue, page 55

21.	We note your disclosure on page F-9 of revenue generated outside of the United States for each period presented. Please revise to also discuss the effect of your international operations on revenue changes between each comparable period presented, or explain to us why you believe that such disclosure is not required.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 57 and 60 of the Registration Statement to add disclosure of the effect of revenue recognized from customers located outside of the United States on its results of operations.

22.	We note your disclosure of the number of tests performed for your biopharmaceutical customers and ordering physicians during the periods presented. We further note the disclosures throughout your Form S-1 in which you indicate that for many physician orders, you currently recognize revenue on a cash basis because the payment from the medical insurers of patients (i.e., commercial third-party payors and government payors) is not fixed or determinable and collectability is not reasonably assured. In addition, you also disclose that you do not currently have a Medicare national coverage determination for FoundationOne and, based on discussions with your Medicare contractor, you are not currently pursuing reimbursement from Medicare or billing Medicare patients. It appears to us that revenue from a large percentage of the performed tests is recognized on a cash basis. Please confirm our understanding and if so, expand your revenue disclosure to include the following information or clearly explain to us why you believe that such information is not significant enough to warrant separate disclosure under Item 303 of Regulation S-K in order to provide investors with a clear understanding of your results of operations and liquidity:

a.	Of the total tests performed for ordering physicians for each period presented, disclose the number of tests for which you have not yet recognized revenue because payment is not fixed or determinable and collectability is not reasonably assured.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

b.	Disclose the average revenue per test for each period presented for your biopharmaceutical customers and ordering physicians. Also discuss the reason(s) for changes in the average revenue per test between each comparable period presented, as applicable, including a discussion of the effects on average revenue resulting from any tests performed during the period for which you did not record any revenue.

c.	To the extent that you recorded any cash basis revenue in fiscal 2013 to-date for tests that were performed in fiscal 2012, also discuss and quantify the effects on your revenue for the quarter ended March 31, 2013 resulting from such cash basis revenue recognized.

d.	Disclose the total cumulative number of tests performed for which you have not yet recognized revenue as of both December 31, 2012 and March 31, 2013.

e.	To the extent that the number of tests related to Medicare patients that you are not currently billing or pursuing reimbursement from Medicare (page 94-95) is significant, also include separate disclosure of the number of such tests performed each period and the cumulative number of tests as of both December 31, 2012 and March 31, 2013, as applicable. Also disclose whether the Company currently plans to bill patients or pursue reimbursement from Medicare for such tests in the future, or if this is dependent upon the outcome of the discussions with your Medicare contractor.

RESPONSE: In response to the Staff’s comment in subpart (a) of the Staff’s Comment #22, the Company has revised the disclosure on page 53 in the Registration Statement to disclose the number of tests for which the Company has not yet recognized revenue because payment is not fixed or determinable.

In response to the Staff’s comment in subpart (b) of the Staff’s Comment #22, the Company has revised the disclosure on page 57 in the Registration Statement to disclose the average revenue per test and the reasons for changes in the average revenue per test.

In response to the Staff’s comment in subpart (c) of the Staff’s Comment #22, the Company has revised the disclosure on page 59 in the Registration Statement to disclose the effects on the Company’s revenue for the quarter ended March 31, 2013 resulting from the Company’s revenue recognition policies.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

In response to the Staff’s comment in subpart (d) of the Staff’s Comment #22, the Company has revised the disclosure on page 57 in the Registration Statement to disclose the number of tests performed for which the Company has not yet recognized revenue as of the applicable dates.

In response to the Staff’s comment in subpart (e) of the Staff’s Comment #22, the Company has revised the disclosure on page 53 in the Registration Statement to disclose the percentage of tests performed on behalf of Medicare patients for the applicable periods as a portion of total FoundationOne tests ordered by physicians. In addition, the Company has revised the disclosure on page 53 to discuss the Company’s plans regarding pursuing reimbursement from Medicare.

Operating Capital Requirements, page 60

23.	We note your various statements in this section discussing the fact that you expect to be able to meet your planned and anticipated expenditures with funds received from ongoing operations, net proceeds from this offering and other sources of capital. Please revise to clarify your liquidity requirements on both a short-term (12 months) and long-term basis. See Instruction 5 of Item 303(a) of Regulation S-K. Also see footnote 43 in Securities Act Release No. 8350.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 33, 54, and 63 in the Registration Statement to clarify that the Company currently expects that the net proceeds from this offering, together with its current cash and cash equivalents and anticipated cash flow from operations, will meet its anticipated cash requirements both over the short-term (i.e., at least the next 12 months) and over the longer-term, which the Company presently expects will be for the foreseeable future.

Application of Critical Accounting Policies, page 62

Revenue Recognition, page 63

24.	Please revise to disclose whether you bill your customers for shipping and handling fees and whether you include such amounts in revenue. To the extent that you collect any taxes from customers, also disclose whether you present such taxes on a gross basis or net basis.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and F-12 of the Registration Statement to add disclosure regarding shipping and handling fees.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

Business, page 73

General

25.	We note the disclosure on page 94 regarding your $5,800 list price, which appears to be paid by patients. With a view to clarifying disclosure, please advise us of the price scheme and amounts for FoundationOne depending on which entity (e.g., commercial payors) is charged.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Registration Statement to clarify the relationship between the list price for FoundationOne and the amount the Company may actually receive under various payment arrangements.

26.	Please provide the research and development disclosure required by Item 101(c)(1)(xii) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on page 114 of the Registration Statement to disclose its research and development expenses, as required by Item 101(c)(1)(xi) of Regulation S-K.

27.	We note your website indicates that the company is a Medicare provider. Please reconcile this statement with certain disclosure throughout your prospectus, such as on page 53, indicating that you do not currently have a Medicare national coverage determination for the company and are not pursuing reimbursement from Medicare patients.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Registration Statement to describe the distinction between being classified as a Medicare provider and receiving a national coverage decision from Medicare. We enrolled in the Medicare program and became a Medicare provider in order to bill Medicare for FoundationOne. Our local Medicare contractor, who would process our claims on behalf of Medicare, requested that we not submit claims for services provided to Medicare patients while the contractor assessed the appropriate coverage and payment for FoundationOne as a whole. Pending the response, no claims have been billed to either Medicare or Medicare patients. The Company respectfully advises the Staff that it believes the request for the Company to delay submission of claims for services provided to Medicare patients is not unique to the Company.

Overview, page 73

28.	We note your statement that your single identified genomic alteration is “associated with an FDA-approved targeted therapy or with a clinical trial, in 82% of the first 3,936 clinical specimens analyzed.” Please supplementally provide material(s) to support your assertion.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

RESPONSE: In response to the Staff’s comment, the Company is providing the following materials supplementally: Miller VA et al., “Use of next-generation sequencing (NGS) to identify actionable genomic alterations (GA) in diverse solid tumor types: The Foundation Medicine (FMI) experience with 2,200+ clinical samples” (the “ASCO Poster”). The Company presented results of its FoundationOne testing from its first 2,221 clinical cases at the annual meeting of the Annual Society of Clinical Oncology (“ASCO”) in June 2013. As presented at ASCO, in 76% of 2,112 cases for which FoundationOne was conducted, the Company reported at least one actionable genomic alteration. The methodology used is described in further detail in the Background section of the ASCO Poster. The Company applied the same methodology described in the ASCO presentation to clinical cases received during the period from the formal commercial launch of FoundationOne in June 2012 through May 17, 2013, which is a period that also incorporates cases for which the Company’s current expanded gene content (including 236 cancer-related genes plus 47 introns of 19 genes commonly rearranged in cancer) was utilized. During this period, the Company had 3,936 clinical cases. Using the same methodology set forth in the ASCO Poster, the Company was able to calculate statistical figures for its 3,936 cases over this period. In aggregate, the Company identified at least one actionable genomic alteration in 82% of cases received and analyzed with FoundationOne following formal commercial launch in June 2012 through May 17, 2013. The chart below provides a summary of the analysis completed on the 3,936 clinical cases.

Report Content	Number of Cases	Percentage
One or More Actionable Alterations Reported	3,225	82%
No Actionable Alterations Reported	586	15%
Testing Failed	125	3%

Total	3,936	100%

29.	We note the disclosures throughout your Form S-1 in which you indicate that FoundationOne has identified at least one actionable genomic alteration in 82% of the first 3,936 clinical specimens analyzed because of its high sensitivity and specificity of interrogation of cancer-related genes for all classes of genomic alterations. Please revise to disclose the total number of clinical specimens that you have analyzed to-date, and also update the percentage of instances where at least one actionable genomic alteration was identified.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 76 and 77 of the Registration Statement to disclose the number of clinical specimens that the Company has received and analyzed using FoundationOne since its formal commercial launch through May 17, 2013 and the percentage of instances where at least one actionable genomic alteration was identified. While the analysis and calculation of this percentage is time-consuming and is not completed by the Company on a regular basis, the Company respectfully advises the Staff that it has not observed any pattern that the Company believes would substantially alter this percentage.

30.	With a view to clarifying disclosure, please advise us of the name and importance to your business of the global biopharmaceutical partner with whom you have a multi-year engagement, referenced on page 75.

RESPONSE: The Company respectfully advises the Staff that while it is the Company’s understanding that such global biopharmaceutical partner has engaged and continues to engage the Company to test patient samples for the majority of targeted compounds in its early-stage clinical development trials, such global biopharmaceutical partner is not obligated by contract to order tests from the Company in solely these circumstances. As a result, in response to the Staff’s comment, the Company has revised its disclosure on pages 78 and 90 of the Registration Statement to remove the discussion of its global pharmaceutical partner.

Our Industry, page 76

31.	Revise to provide the citations to the referenced support for various statements under this heading so that potential investors may easily locate such materials. For instance, on page 76, you reference “a recent report by the American Cancer Society” that estimates total annual impact of premature death and disability from cancer worldwide to be approximately $900 billion. In addition, please provide the basis for the data provided in your table on page 78.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on page 79 of the Registration Statement to provide the citations to the referenced support for various factual statements.

In addition, the Company has revised its disclosure in the table on page 81 of the Registration Statement to discuss the limitations of the testing methods listed inherent in the method of testing.

32.	Please revise page 78 to indicate what factors you considered in determining which commonly available tests to include in the table.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 81 of the Registration Statement to indicate its rationale for selecting the tests discussed in the table and to provide citations to support the selection of these tests, based on their current market prevalence. The Company respectfully advises the Staff that it believes, and believes that physicians would agree that, the testing methods for cancer that the Company has elected to include on the table on page 81 represent the commercially available single-marker and hotspot panel tests that are most commonly ordered as of the date hereof, and are therefore most appropriate to compare with FoundationOne.

33.	Consider defining complex industry-specific terms such as exon and intron in a footnote. See page 81.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on page 84 of the Registration Statement to define these and certain other industry-specific terms.

34.	Please revise pages 81 and 82 to disclose the basis for the statements regarding sensitivity and success rates.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on page 85 of the Registration Statement to disclose the basis for the Company’s statements regarding sensitivity and success rates.

35.	Please revise to clarify whether the results of Case Study 2, on page 86, have been published and if so, please provide the citation. In addition, please provide the basis for the statements made in both Case Study 1 and Case Study 2 that, without FoundationOne, the patients would like not have received certain treatments options.

RESPONSE: In response to the Staff’s comment, the Company added disclosure on page 89 to clarify that Case Study 2 has not been published. The Company has also amended its disclosure on pages 88 and 89 of the Registration Statement to disclose the basis for the statements that the patients described in both Case Study 1 and Case Study 2 would likely not have received certain treatments without FoundationOne.

Commercialization Strategy for FoundationOne, page 88

36.	Please revise to clarify what is meant by “ex-U.S.” markets on page 89.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on page 93 of the Registration Statement to disclose the markets outside of the United States it has targeted for commercialization of its products.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

37.	We note on page 91 that you have “a number of company-sponsored and investigator-initiated clinical trials underway.” Please clarify what is meant by “investigator-initiated.”

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on pages 10 and 95 to define “investigator-initiated clinical trials.”

Investing in Ongoing and new Product Innovations, page 95

38.	We note the numerous references to FoundationOne for hematologic malignancies and the fact that you expect to launch this product “by early 2014.” Please revise to clarify the most significant milestones or steps before commercial launch.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Registration Statement to add disclosure regarding the milestones related to the commercial launch of FoundationOne for hematologic malignancies.

39.	We note, from page 73, that the FoundationOne report will be available to physicians “soon through an interactive mobile application.” Please address your mobile application under this heading or refer to the page number where the discussion appears.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on page 100 of the Registration Statement to discuss the Company’s Interactive Cancer Explorer portal and development plan for additional applications.

Competition, page 100

40.	Please revise to address the principal methods of competition (e.g., price, service, warranty or product performance). See Item 101(c)(1)(x) of Regulation S-K. In this regard, we note the $5,800 list price on page 95.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on page 105 of the Registration Statement to include additional detail on the principal methods of competition.

Government Regulations, page 101

Corporate Practice of Medicine, page 107

41.	Please revise to address the extent to which the identified regulations cover clinical tests that “recommend therapeutic options.” We note that your clinical

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

test reports, as prepared by a “team of trained scientists” and computational biologist, identify therapies, FDA-approved drugs and available clinical trials “for which the patient is eligible.”

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on page 113 to include additional information on regulations involving the corporate practice of medicine. The Company respectfully advises the Staff that it does not believe that the Company or FoundationOne recommends therapeutic options or otherwise violates any state corporate practice of medicine law. As discussed on page 28 of the Registration Statement, the Company’s FoundationOne report provides information that oncologists may use in making treatment decisions. The oncologists determine whether or not to order FoundationOne and are responsible for the ultimate overall care of the patient.

Importantly, the FoundationOne report identifies eligibility for therapeutic options based on only one criterion, the genomic characteristics of the patient’s sample. Only those alterations where there is a therapy, FDA-approved drug or available clinical trial, for which the patient is eligible based on the genomic characteristics of his or her sample are included in a FoundationOne report. The Company’s trained scientists then review the FoundationOne report, which, as set forth in the Registration Statement, identifies what therapeutic options may be available based on the findings. It is this result that is returned to the ordering physician who can use the data to inform his or her treatment decisions. There are many other criteria that a physician must assess in making a treatment decision. For example, a FoundationOne report could identify an FDA-approved drug based on the genomic characteristics of the patient’s sample, but the physician may ultimately determine such drug is inappropriate for the patient because the drug is contraindicated for patients with hypertension and the patient has a history of hypertension.

To further clarify FoundationOne’s role in the treatment paradigm, the Company has further revised its disclosure on page 102 of the Registration Statement to confirm that the test would be used only in conjunction with a clinical assessment by a physician.

Segment and Geographical Information and Customer Concentration, page 108

42.	We note your alliance with Novartis and arrangement with Illumina. Please revise to disclose the material terms of these arrangements and attach them as exhibits in

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 91 of the Registration Statement to disclose the material terms of its arrangement with Novartis and has revised its disclosure on page 103 of the Registration Statement to disclose the material terms of its new arrangement with Illumina.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

In addition, in response to the Staff’s comment, the Company will submit as promptly as practicable in a pre-effective amendment to the Registration Statement its laboratory master services agreement with Novartis as Exhibit 10.14 to the Registration Statement and its supply and support agreement with Illumina as Exhibit 10.13 to the Registration Statement.

Certain Relationships and Related Party Transactions, page 127

43.	We note the various consulting arrangements and your master services agreement with Agios Pharmaceuticals, Inc. Please disclose the material terms of these relationships and, in the event written agreements govern these relationships, please tell us how you considered the application of Item 601(b)(10) to these agreements.

RESPONSE: The Company respectfully advises the Staff that it believes that neither its consulting arrangement with Third Rock Ventures, LLC (“TRV”) nor its master services agreement with Agios Pharmaceuticals, Inc. (“Agios”) are material contracts under Item 601(b)(10) of Regulation S-K, as they are both immaterial in amount and significance.

Pursuant to Item 601(b)(10)(i) of Regulation S-K, a contract is a material contract if it is entered into outside of the ordinary course. The consulting arrangement with TRV was an ordinary course arrangement providing for consulting services to be provided by individual consultants to the Company. In addition, this arrangement has been terminated and neither party has any ongoing obligations under the arrangement. Accordingly, the Company has determined that the consulting arrangement is not a contract required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10)(i) of Regulation S-K.

Even if the contract is such as ordinarily accompanies the kind of business conducted by the Company, pursuant to Item 601(b)(10)(ii) of Regulation S-K, it is required to be filed if the Company’s directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties to the contract. The consulting arrangement was entered into with TRV, a party affiliated with Third Rock Ventures, L.P., a security holder named in the Registration Statement. However, Third Rock Ventures, L.P. is not a party to the TRV consulting arrangement and does not control TRV, and therefore is not a contract described under Item 601(b)(10)(ii)(A) of Regulation S-K.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

With respect to the Company’s agreement with Agios, the master services agreement is one of many ongoing service relationships that the Company maintains with its biopharmaceutical customers and is an agreement that ordinarily accompanies the kind of business conducted by the Company. To date, the Company has not received any payments from Agios and expects any payments it does receive to be a small percentage of its revenue. Accordingly, the Company has determined that the agreement is not a contract required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10)(i) of Regulation S-K.

Agios is also not a director, officer, promoter, voting trustee, security holder named in the report, or an underwriter, or controlled by any such party, in any manner that would require the agreement to be disclosed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. Although David Schenkein, a member of the Company’s board of directors, is an Agios stockholder, a member of the Agios board of directors, and the Chief Executive Officer of Agios, he does not control Agios. Dr. Schenkein beneficially owns 4.18% of Agios’ outstanding shares. As Chief Executive Officer, he reports to the board of directors, and as a director, he is one of eight members of such board, and as a result does not control Agios.

Additionally, pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K, a contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties does not need to be filed if it involves only the purchase or sale of current assets having a determinable market price, at such market price. The Agios rates under the master services agreement are customary as compared to rates charged by the Company under similar agreements with its other biopharmaceutical customers.

Principal Stockholders, page 130

44.	Revise to identify the natural person with voting and dispositive control over shares attributed to Laboratory Corporation of America Holdings, Gates Ventures, LLC and Wellington Management Company, LLP, or advise.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on page 137 of the Registration Statement to disclose individuals with the voting and dispositive control over shares attributed to Gates Ventures, LLC.

The Company respectfully advises the Staff that Laboratory Corporation of America Holdings (“LabCorp”) is a widely held public corporation and no one individual holds discretion over the shares. LabCorp believes that it is not appropriate for LabCorp to list a natural person in the footnotes to the beneficial ownership table.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

The Company respectfully advises the Staff that Wellington Management Company, LLP (“Wellington Management”) is the investment adviser to several entities that own shares of Foundation Medicine, Inc. (each a “Wellington Client”). We understand that the Staff has inquired about the natural persons with the power to vote or to dispose of the securities beneficially owned by Wellington Management and the Wellington Clients. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940. Under Regulation 13D-G and Section 13(d) of the Securities Exchange Act of 1934, as amended, Wellington Management shares beneficial ownership over the shares held by each Wellington Client. However, Wellington Management believes that it is not appropriate for Wellington Management to list a natural person in the footnotes to the beneficial ownership table.

Wellington Management has discussed this issue with the Staff on few previous occasions, including in connection with Form S-3 registration statements filed by Provident Bankshares Corporation (File No. 333-125230) and IBERIABANK Corporation (File No.333-139984). Below are links to letters written by or on behalf of Wellington Management in those instances:

http://www.sec.gov/Archives/edgar/data/933141/000119312507059359/filename1.htm

http://www.sec.gov/Archives/edgar/data/818969/000090965408001261/filename1.txt

We understand that the Staff agreed with the analysis set forth in those letters. Wellington Management has confirmed to the Company that the statements in such letters remain accurate.

Notes to Financial Statements, page F-7

10. Significant Agreements, page F-27

45.	We note your disclosure that you assessed your MSA with a Biopharmaceutical Customer as a multiple-element arrangement pursuant to ASC 605-25, and determined that the deliverables were not separable due to a lack of stand-alone value for certain delivered items. Please provide us with your analysis of each identified deliverable to determine whether it has value to the customer on a standalone basis. For each deliverable, also include the factors that support or do not support a determination that the deliverable has value to the customer on a standalone basis, and explain the judgment used to reach your final conclusion.

RESPONSE: The Company respectfully advises the Staff that the Company identified the following deliverables in the Master Services Agreement (“MSA”)

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

with Novartis pursuant to the provisions of ASC 605-25: provision of one full-time project manager, participation on a joint steering committee and the provision of sufficient laboratory capacity to test a minimum number of samples. The Company concluded that none of the deliverables were delivered at the inception of the arrangement, but rather will be provided over the term of the arrangement. As such, the Company evaluated whether the deliverables had standalone value as each deliverable is delivered pursuant to ASC 605-25-25-4.

The Company’s evaluation of standalone value was based on ASC 605-25-25-5 which indicates that a delivered item or items should be considered a separate unit of accounting if both of the following criteria are met:

a.	The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of the customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

b.	[Subparagraph superseded by Accounting Standards Update 2009-13]

c.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered items or items is considered probable and substantially in the control of the vendor.

The MSA does not include a right of return, and therefore subsection (c.) is not applicable.

The Company concluded that the provision of a full-time project manager and participation on the joint steering committee did not have standalone value without the provision of sufficient laboratory capacity, and therefore, the deliverables were determined to be a single unit of accounting. This conclusion was based upon the fact that the project manager and the members of the joint steering committee have expertise regarding the Company’s proprietary molecular information platform and tests that is not readily available in the marketplace, and therefore each of these deliverables is not sold separately by any vendor. In addition, the Company concluded that a customer could not resell the full-time project manager or participation on the joint steering committee on a standalone basis without the provision of the laboratory capacity. In supporting this conclusion, the Company noted that the customer cannot use the full-time project manager or the participation on the joint steering committee for its intended purpose without the receipt of the remaining deliverable (the guaranteed laboratory capacity), and therefore the customer would not obtain the value intended for these items.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

In evaluating the judgments in its accounting conclusion, the Company acknowledged that since all of the deliverables are being provided over the term of the arrangement, if the deliverables were deemed to be separate units of accounting, there would be no change in the amount of revenue recognized each reporting period.

In response to the Staff’s comment, the Company has revised the disclosure in Note 10 of the Financial Statements of the Registration Statement to clarify the factors evaluated in its determination of standalone value.

Part II

Information Not Required in Prospectus, page II-1

Undertakings, page II-4

46.	We note your disclosure of the Commission’s position on indemnification for Securities Act Liabilities in accordance with Item 510 of Regulation S-K. Please revise to locate such position in your prospectus, as required by Item 12A of Part I of Form S-1, or incorporate the statement by reference into your prospectus.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure on page 122 of the Registration Statement to disclose the Commission’s position on indemnification for Securities Act liabilities in accordance with Item 510 of Regulation S-K.

Exhibits, page II-7

47.	We note that you have not filed your exhibits, including the underwriting agreement and your legality opinion. Please note that we may comment on these and other documents and allow for sufficient time for our review.

RESPONSE: The Company acknowledges the Staff’s comment. In response to the Staff’s comment, all of the exhibits listed in the exhibit index to the Registration Statement that were not previously filed, including the underwriting agreement and legality opinion, will be filed as promptly as practicable in one or more pre-effective amendments to the Registration Statement. The Company also acknowledges that all exhibits and related disclosures are subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review these materials prior to effectiveness of the Registration Statement.

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

In addition, the Company advises the Staff that the legality opinion of Goodwin Procter LLP required to be filed as Exhibit 5.1 to the Registration Statement is being provided supplementally to the Staff on the date hereof.

48.	We note that Exhibit 10.11 is missing schedules, exhibits or attachments. Please file this exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has re-filed Exhibit 10.11 with the Registration Statement to include all schedules, exhibits and attachments.

*    *    *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1971.

Sincerely,

/s/ Arthur R. McGivern, Esq. Arthur R. McGivern, Esq.

Enclosures

cc:	Michael J. Pellini, M.D., President & Chief Executive Officer, Foundation Medicine, Inc.

Robert W. Hesslein, Esq., Senior VP & General Counsel, Foundation Medicine, Inc.

Junlin Ho, Esq., Corporate Counsel, Foundation Medicine, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Daniel A. Lang, Esq., Goodwin Procter LLP